VF 8-28-02

02023418

STATES
HANGE COMMISSION
Washington, D. C. 20549

RECEIVED AUG 21 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8 – 050915

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2001** AND ENDING **JUNE 30, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

WOLF A. POPPER, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

386 PARK AVENUE SOUTH

NEW YORK,	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WOLF A. POPPER, PRESIDENT **(212) 532-0100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED SEP 19 2002 THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ***WOLF A. POPPER,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***WOLF A. POPPER, INC.,*** as of ***JUNE 30, 2002,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Wolf A. Popper
Signature

Pres.
Title

X Leticia Maria Irizarry
Notary Public

LETICIA MARIA IRIZARRY
Notary Public, State of New York
No. 01IR6053790
Qualified in Kings County
Commission Expires January 16, 20 03

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***WOLF A. POPPER,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***WOLF A. POPPER, INC.,*** as of ***JUNE 30, 2002***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

Wolf A. Popper
(Signature)

Pres.
(Title)

Leticia Maria Irizarry
(Notary Public)

LETICIA MARIA IRIZARRY
Notary Public, State of New York
No. 01IR6053790
Qualified in Kings County
Commission Expires January 16, 2003

WOLF A. POPPER, INC.
STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED JUNE 30, 2002

WOLF A. POPPER, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents	$	8,624
Cash - for the exclusive benefit of customers		500
Investments at market		53,628
Other assets		16,446
Total assets	$	79,198

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,048
Total liabilities		9,048
Stockholder's equity		
Common stock		
Issued and outstanding - 200 shares		20,000
Additional paid-in-capital		500
Retained earnings		49,650
Total stockholder's equity		70,150
Total liabilities and stockholder's equity	$	79,198

The accompanying notes are an integral part of this statement.

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 1- Nature of Business

Wolf A. Popper, Inc. (The "Company") is a New York State corporation licensed to conduct business as a limited broker/dealer in mutual funds, limited partnerships and variable annuities. The Company operates pursuant to the k (i) exemptive provision of SEC Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash and cash equivalents.

c) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

d) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3- Lease Commitments

The Company leases its premises under a lease expiring June 30, 2004. Future approximate minimum annual rental expense for the fiscal years ended June 30 are:

2003	18,975
2004	18,975

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

WOLF A. POPPER, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 4- Related Party Transactions

The Company incurred consulting fees of $10,000 payable to the sole shareholder of the Company.

Note 5- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002, the Company's net capital of $51,996 was $46,996 in excess of the required net capital of $5,000. The Company's net capital ratio was 17.40%.

A copy of the Company's Statement of Financial Condition as of June 30, 2002, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Wolf A. Popper, Inc.
386 Park Avenue South
New York, NY 10016

Gentlemen:

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wolf A. Popper, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAS, LLP
Certified Public Accountants (NY)

New York, NY
August 14, 2002